Filed Pursuant to Rule 433 Registration Statement Number 333-171806 Dated July 2, 2013
Buffered Bullish Enhanced Return Notes Linked to the S&P 500® Index, Due July 31, 2018

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Pricing Date:	Expected to be July 26, 2013.
Settlement Date:	Expected to be July 31, 2013.
Reference Asset:	S&P 500® Index
Leverage Factor:	[115.00%-125.00%], to be determined on the Pricing Date.
Payment at Maturity:
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount of the Notes equal to:

Principal Amount + (Principal Amount x Percentage Change x Leverage Factor)

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -20%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage) x Downside Multiplier]

Buffer Percentage:	20.00%
Downside Multiplier:	1.25
Percentage Change:	(Final Level – Initial Level) / Initial Level
Initial Level:	The closing level of the Reference Asset on the Pricing Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Valuation Date: †	July 26, 2018
Return Profile
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If the level of the Reference Asset increases, provides opportunity for a leveraged return that exceeds the performance of the Reference Asset.  Any payment on the Notes is subject to RBC’s ability to pay its obligations as they become due.

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Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Reference Asset declines by more than 20%. You could lose your entire investment.

Product Risks
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Investment may result in a loss of up to 100%. If the Final Level is less than the Initial Level by more than the Buffer Amount, you will be fully exposed on a leveraged basis of 1.25% to each 1% decrease in the Reference Asset beyond the Buffer Amount.

•	The Notes do not pay interest.

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Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the Notes and, therefore, investors are subject to RBC’s credit risk.

•	See next page for additional risks.

Hypothetical Payment at Maturity*

Hypothetical Payment at Maturity
Final Level	Percentage Change	Payment at Maturity	Note Return
3,262.76	100.00%	$2,200.00	120.00%
2,447.07	50.00%	$1,600.00	60.00%
1,957.66	20.00%	$1,240.00	24.00%
1,876.09	15.00%	$1,180.00	18.00%
1,761.89	8.00%	$1,096.00	9.60%
1,712.95	5.00%	$1,060.00	6.00%
1,631.38	0.00%	$1,000.00	0.00%
1,549.81	-5.00%	$1,000.00	0.00%
1,386.67	-15.00%	$1,000.00	0.00%
1,305.10	-20.00%	$1,000.00	0.00%
1,141.97	-30.00%	$875.00	-12.50%
815.69	-50.00%	$625.00	-37.50%
0.00	-100.00%	$0.00	-100.00%

 * The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of the Notes for a hypothetical range of performance of the Reference Asset assuming an Initial Level of 1,631.38 and a Leverage Factor of 120.00% (the midpoint of the Leverage Factor range of 115.00% to 125.00%). These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Level. Any payment on the Notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.

† Subject to postponement as described in the applicable preliminary terms supplement and product prospectus supplement.

Product Risks (continued)

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Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the level of the Reference Asset. You will lose 1.25% of the principal amount of your Notes for each 1% that the Final Level is less than 80% of the Initial Level.

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The original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

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As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Reference Asset.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the closing level of the Reference Asset, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Asset, the time to maturity of the Notes, the dividend rate on the equity securities included in the Reference Asset, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Reference Asset, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable preliminary terms supplement and the “Additional Risk Factors Specific to the Notes” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

Investment suitability must be determined individually for each investor, and the Notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. RBC has filed a registration statement (including a preliminary terms supplement, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary terms supplement dated July 2, 2013, product prospectus supplement ERN-EI-1 dated January 28, 2011, prospectus supplement dated January 28, 2011 and prospectus dated January 28, 2011, to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. You may access these documents without cost on the SEC Web site at www.sec.gov: at the following links, or you may obtain these documents by phoning us toll-free at: 1-866-609-6009.

Preliminary Terms Supplement dated July 2, 2013
http://www.sec.gov/Archives/edgar/data/1000275/000121465913003737/j72133fwp.htm

Product Prospectus Supplement ERN-EI-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000380/m22111424b5.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm